Mail Stop 3010

September 1, 2009

<u>Via U.S. Mail</u>

Mr. Charles Irizarry
President
Blackrock Resources, Inc.
6100 Neil Road
Suite 500
Reno, NV 89511

   Re: **Blackrock Resources, Inc.**
     Item 4.01 Form 8-K
     Filed August 12, 2009
     File No. 333-153354

Dear Mr. Irizarry:

   Your Form 10-K for the fiscal year ended December 31, 2008, filed April 13, 2009, includes financial statements audited by Moore and Associates, Chartered ("Moore") for AMF Capital Group, Inc, your name prior to the name change and forward split of common stock which occurred on May 28, 2009. On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at:
http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

   As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

   Please amend your Item 4.01 Form 8-K, filed on August 12, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB

rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an amended Exhibit 16 letter from Moore at the time you file your amended Form 8-K, please disclose this fact in the amended Form 8-K.

Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Any amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009. You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant